Exhibit 12

Carpenter Technology Corporation
Computations of Ratios of Earnings to Fixed Charges — unaudited
Five years ended June 30, 2002

(dollars in millions)

	2002	2001	2000	1999	1998(b)
Fixed charges:
Interest costs(a)	$34.9	$41.1	$39.4	$34.8	$31.2
Interest component of non-capitalized lease rental expense(c)	4.0	4.2	3.5	3.2	2.9

Total fixed charges	$38.9	$45.3	$42.9	$38.0	$34.1

Earnings as defined:
Income (loss) before income taxes and cumulative effect of accounting change	$(13.3)	$58.4	$79.9	$55.8	$136.9
Less income from less-than-fifty- percent-owned entities, and add loss on sale of partial interest in less-than-fifty-percent owned entities	(0.4)	(0.3)	(1.1)	—	3.4
Fixed charges less interest capitalized	38.6	44.5	36.9	32.5	32.0
Amortization of capitalized interest	2.6	2.5	2.8	2.0	1.9

Earnings as defined	$27.5	$105.1	$118.5	$90.3	$174.2

Ratio of earnings to fixed charges	0.7x	2.3x	2.8x	2.4x	5.1x

(a)	Includes interest capitalized relating to significant construction projects, and amortization of debt discount and debt issue costs.

(b)	Excludes interest and earnings related to net assets held for sale.

(c)	One-third of rental expense which approximates the interest component of non-capitalized leases.